UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)

Delphi Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

247126105

(CUSIP Number)

Michael Colvin
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
(972) 628-4100

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

August 27, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. — 247126105	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Highland Capital Management, L.P., a Delaware limited partnership 75-2716725

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
7
SOLE VOTING POWER

NUMBER OF	22,867,748
8
SHARES	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	2,228,767
9
EACH	SOLE DISPOSITIVE POWER
REPORTING
PERSON	22,867,748
10
WITH	SHARED DISPOSITIVE POWER

2,228,767

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,096,515

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4%

14	TYPE OF REPORTING PERSON

PN, IA

CUSIP No. — 247126105	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Strand Advisors, Inc., a Delaware corporation 95-4440863

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
7
SOLE VOTING POWER

NUMBER OF	22,867,748
8
SHARES	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	2,228,767
9
EACH	SOLE DISPOSITIVE POWER
REPORTING
PERSON	22,867,748
10
WITH	SHARED DISPOSITIVE POWER

2,228,767

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,096,515

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4%

14	TYPE OF REPORTING PERSON

CO, HC

CUSIP No. — 247126105	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James D. Dondero

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
7
SOLE VOTING POWER

NUMBER OF	27,662,248
8
SHARES	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	2,728,767
9
EACH	SOLE DISPOSITIVE POWER
REPORTING
PERSON	27,662,248
10
WITH	SHARED DISPOSITIVE POWER

2,728,767

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,391,015

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%

14	TYPE OF REPORTING PERSON

IN, HC

CUSIP No. — 247126105	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Highland Credit Strategies Fund, L.P., a Delaware trust (1) 20-4948762

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
7
SOLE VOTING POWER

NUMBER OF	0
8
SHARES	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	1,544,148
9
EACH	SOLE DISPOSITIVE POWER
REPORTING
PERSON	0
10
WITH	SHARED DISPOSITIVE POWER

1,544,148

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,544,148

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3%

14	TYPE OF REPORTING PERSON

OO

(1) The Reporting Persons may be deemed to be the beneficial owners of the shares of the Issuer’s Common Stock beneficially owned by the other Reporting Persons. However, with respect to the matters described herein, no other Reporting Person may bind, obligate or take any action, directly or indirectly, on behalf of Highland Credit Strategies Fund, L.P. Therefore, Highland Credit Strategies Fund, L.P. expressly disclaims membership in a group with the other Reporting Persons.

CUSIP No. — 247126105	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Highland Multi-Strategy Onshore Master SubFund, L.L.C., a Delaware limited liability company 20-5237162

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
7
SOLE VOTING POWER

NUMBER OF	0
8
SHARES	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	684,619
9
EACH	SOLE DISPOSITIVE POWER
REPORTING
PERSON	0
10
WITH	SHARED DISPOSITIVE POWER

684,619

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

684,619

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%

14	TYPE OF REPORTING PERSON

OO

CUSIP No. — 247126105	Page 7 of 11 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Highland Multi-Strategy Master Fund, L.P., a Bermuda limited partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda
7
SOLE VOTING POWER

NUMBER OF	0
8
SHARES	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	684,619
9
EACH	SOLE DISPOSITIVE POWER
REPORTING
PERSON	0
10
WITH	SHARED DISPOSITIVE POWER

684,619

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

684,619

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%

14	TYPE OF REPORTING PERSON

PN, HC

CUSIP No. — 247126105	Page 8 of 11 Pages

This Amendment No. 8 to Schedule 13D relates to the common stock, par value $0.01 per share (“ Common Stock ”), of Delphi Corporation, a Delaware corporation (the “ Issuer ”), and is being filed on behalf of (i) Highland Capital Management, L.P., a Delaware limited partnership (“ Highland Capital ”); (ii) Strand Advisors, Inc., a Delaware corporation (“ Strand ”); (iii) James D. Dondero; (iv) Highland Credit Strategies Fund, L.P., a Delaware trust (“ HCF ”); (v) Highland Multi-Strategy Onshore Master SubFund, L.L.C., a Delaware limited liability company (“ SubFund ”); and (vi) Highland Multi-Strategy Master Fund, L.P., a Bermuda limited partnership (“ MasterFund ” and, collectively, the “ Reporting Persons ”), to amend the Schedule 13D that was originally filed with the Securities and Exchange Commission (the “ Commission ”) on December 22, 2006 (the “ Original 13D ”), as amended by Amendment No. 1 to Schedule 13D filed with the Commission on January 5, 2007 (the “ 13D First Amendment ”), as amended by Amendment No. 2 to Schedule 13D filed with the Commission on January 12, 2007 (the “ 13D Second Amendment ”), as amended by Amendment No. 3 to Schedule 13D filed with the Commission on April 20, 2007 (the “ 13D Third Amendment ”), as amended by Amendment No. 4 to Schedule 13D filed with the Commission on May 31, 2007 (the “ 13D Fourth Amendment ”), as amended by Amendment No. 5 to Schedule 13D filed with the Commission on June 13, 2007 (the “ 13D Fifth Amendment ”), and as amended by Amendment No. 6 to Schedule 13D filed with the Commission on July 19, 2007 (the “ 13D Sixth Amendment ” and, collectively, the “ Highland 13D ”), and as amended by Amendment No.7 to Schedule 13D filed with the Commission on October 4, 2007 (the “13D Seventh Amendment”), and as amended by Amendment No.8 to Schedule 13D filed with the Commission on September 5, 2008, collectively, (the “13D Eight Amendment” and “Highland 13D”).

Except as set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Highland 13D.

Item 4.  Purpose of Transaction.

Item 4 is amended to include the following letter attached hereto as Exhibit 16, which is incorporated herein by reference in its entirety.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

(a) As of August 27, 2008, (i) Highland Capital may be deemed to beneficially own 25,096,515 shares of Common Stock, which represents approximately 4.44% 1,2 of the outstanding Common Stock; (ii) Strand may be deemed to beneficially own 25,096,515 shares of Common Stock, which represents approximately 4.44% 1,2 of the outstanding Common Stock; (iii) James D. Dondero may be deemed to beneficially own 30,391,015 shares of Common Stock, which represents 5.38% 1 of the outstanding Common Stock; (iv) HCF may be deemed to beneficially own 1,544,148 shares of Common Stock, which represents approximately 0.27% 1 of the outstanding Common Stock; (v) SubFund may be deemed to beneficially own 684,619 shares of Common Stock, which represents approximately 0.12% 1 of the outstanding Common Stock; and (vi) MasterFund may be deemed to beneficially own 684,619 shares of Common Stock, which represents approximately 0.12% 1 of the outstanding Common Stock.

(b)	Sole	Shared	Sole	Shared
	Voting	Voting	Dispositive	Dispositive
	Power	Power	Power	Power

Highland Capital Management, L.P.	22,867,748	2,228,767	22,867,748	2,228,767
Strand Advisors, Inc.	22,867,748	2,228,767	22,867,748	2,228,767
James D. Dondero	27,662,248	2,728,767	27,662,248	2,728,767
Highland Credit Strategies Fund	0	1,544,148	0	1,544,148
Highland Multi-Strategy Onshore Master SubFund, L.L.C.	0	684,619	0	684,619
Highland Multi-Strategy Master Fund, L.P.	0	684,619	0	684,619

(c) There here have been no transactions in the Common Stock by any of the Reporting Persons during the past sixty days.

(d) Not applicable.

(e) Not applicable

1
This calculation is based on 564,635,299  shares of the Issuer’s Common Stock outstanding as of June 30, 2008, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008.

2	Highland Capital and certain of its affiliates and related entities collectively hold approximately 5.38% of Issuer’s Common Stock.

Item 7. Material to be Filed as Exhibits.

Item 7 is amended to include the following:

Exhibit 16 Letter from Highland Capital Management, L.P., dated August 27, 2008, to the Board of Directors of Delphi Corporation.

CUSIP No. — 247126105	Page 9 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 5, 2008

Highland Credit Strategies Fund, L.P.

By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

Highland Capital Management, L.P.
By:	Strand Advisors, Inc., its general partner
By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

Strand Advisors, Inc.
By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

James Dondero

/s/ James Dondero

CUSIP No. — 247126105	Page 10 of 11 Pages

Highland Multi-Strategy Onshore Master SubFund, L.L.C.

By:	Highland Multi-Strategy Master Fund, L.P., its managing member
By:	Highland Multi-Strategy Fund GP, L.P., its general partner
By:	Highland Multi-Strategy Fund GP, L.L.C., its general partner
By:	Highland Capital Management, L.P., its sole member
By:	Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

Name: James Dondero
Title: President

Highland Multi-Strategy Master Fund, L.P.

By:	Highland Multi-Strategy Fund GP, L.P., its general partner
By:	Highland Multi-Strategy Fund GP, L.L.C., its general partner
By:	Highland Capital Management, L.P., its sole member
By:	Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

Name: James Dondero
Title: President

CUSIP No. — 247126105	Page11 of 11 Pages

EXHIBITS

Exhibit 1 .
Letter from Highland Capital Management, L.P., dated December 21, 2006, to the Board of Directors of Delphi Corporation ( Exhibit 1 to Schedule 13D filed with the Securities and Exchange Commission on December 22, 2006 and incorporated by reference herein).

Exhibit 2
Joint Filing Agreement, dated as of December 22, 2006, by and between the Reporting Persons ( Exhibit 2 to Schedule 13D filed with the Securities and Exchange Commission on December 22, 2006 and incorporated by reference herein).

Exhibit 3
Letter from Highland Capital Management, L.P., dated December 29, 2006, to the Board of Directors of Delphi Corporation ( Exhibit 3 to Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on January 5, 2007 and incorporated by reference herein).

Exhibit 4
Letter from Highland Capital Management, L.P., dated January 9, 2007, to the Board of Directors of Delphi Corporation ( Exhibit 4 to Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on January 12, 2007 and incorporated by reference herein).

Exhibit 5
Letter from Highland Capital Management, L.P., dated April 18, 2007, to the Board of Directors of Delphi Corporation ( Exhibit 5 to Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on April 20, 2007 and incorporated by reference herein).

Exhibit 6
Letter from Highland Capital Management, L.P., dated April 19, 2007, to David M. Sherbin, Vice President, General Counsel and Chief Compliance Officer of Delphi Corporation ( Exhibit 6 to Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on April 20, 2007 and incorporated by reference herein).

Exhibit 7
Confidential Information, Standstill and Nondisclosure Agreement, dated May 25, 2007, between Highland Capital Management, L.P. and Delphi Corporation ( Exhibit 7 to Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on May 31, 2007 and incorporated by reference herein).

Exhibit 8
Diligence Protocol Agreement, dated May 25, 2007, by and between Pardus European Special Opportunities Master Fund L.P., Highland Capital Management, L.P. and Brandes Investment Partners, L.P. ( Exhibit 8 to Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on May 31, 2007 and incorporated by reference herein).

Exhibit 9
Amended and Restated Confidential Information, Standstill and Nondisclosure Agreement, dated June 11, 2007, between Highland Capital Management, L.P. and Delphi Corporation ( Exhibit 9 to Amendment No. 5 to Schedule 13D filed with the Securities and Exchange Commission on June 13, 2007 and incorporated by reference herein).

Exhibit 10
Proposal Letter dated July 17, 2007 from Highland Capital Management, L.P. and Highland-Delphi Acquisition Holdings, LLC to Delphi Corporation ( Exhibit 10 to Amendment No. 6 to Schedule 13D filed with the Securities and Exchange Commission on July 19, 2007 and incorporated by reference herein).

Exhibit 11
Delphi-Highland Equity Purchase and Commitment Agreement dated July 17, 2007 (( Exhibit 11 to Amendment No. 6 to Schedule 13D filed with the Securities and Exchange Commission on July 19, 2007 and incorporated by reference herein).

Exhibit 12
Commitment Letter dated July 17, 2007 from Highland Credit Opportunities CDO GP, L.P. ( Exhibit 12 to Amendment No. 6 to Schedule 13D filed with the Securities and Exchange Commission on July 19, 2007 and incorporated by reference herein).

Exhibit 13
Commitment Letter dated July 17, 2007 from Highland Credit Strategies Master Fund, L.P. ( Exhibit 13 to Amendment No. 6 to Schedule 13D filed with the Securities and Exchange Commission on July 19, 2007 and incorporated by reference herein).

Exhibit 14
Commitment Letter dated July 17, 2007 from Highland Crusader Offshore Partners, L.P. ( Exhibit 14 to Amendment No. 6 to Schedule 13D filed with the Securities and Exchange Commission on July 19, 2007 and incorporated by reference herein).

Exhibit 15
Commitment Letter dated July 17, 2007 from Highland Special Opportunities Holding Company ( Exhibit 15 to Amendment No. 6 to Schedule 13D filed with the Securities and Exchange Commission on July 19, 2007 and incorporated by reference herein)

Exhibit 16
Letter from Highland Capital Management, L.P., dated August 27, 2008,  to the Board of Directors of Delphi Corporation ( Exhibit 16 to Schedule 13D filed with the Securities and Exchange Commission on September 5, 2008, and incorporated by reference herein).